UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 000-54239

CUSIP Number: 253825 103

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For period ended March 31, 2013

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: DigiPath, Inc.

Former Name if Applicable. N/A

Address of Principal Executive Office (Street and number) 1328 W. Balboa Blvd. Suite C,,

City, State and Zip Code: Newport Beach, California 92661

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-Q for the fiscal quarter ended March 31, 2013 could not be filed within the prescribed time period due to difficulties finalizing operating results for the fiscal quarter ended March 31, 2013, which could not be eliminated without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Eric Stoppenhagen	(702)	527-2060
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DigiPath, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2013	By:	/s/ Eric Stoppenhagen
	Name:	Eric Stoppenhagen
	Title:	Chief Financial Officer